UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Meeting of Shareholders
2.	Notice of 2016 Annual General Shareholders’ Meeting to be held on April 25, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 25, 2016

Item 1

To Our Valued Shareholders:

As one of the world's most iconic brands operating in an underserved region, the long-term potential of the McDonald's brand in Latin America is indisputable. In 2015 we took important actions to solidify our position and capture this long-term opportunity, while navigating short-term challenges.

Early in the year we put forward a roadmap to strengthen Arcos Dorados' leadership position and lay the foundation for sustained, profitable growth. The key elements of this strategy are seeking out efficiencies, reducing costs, extracting the value of certain assets and reducing net debt. In the first year of the plan's implementation, I am pleased to report solid progress against our three-year strategic goals.

We remain committed to delivering the very best customer experience in each of our restaurants. Delivering outstanding food and beverages in the inviting environment our customers expect are hallmarks of the McDonald's brand. In 2015, our customers got to experience firsthand the high quality, safety and cleanliness measures in place while their favorite meals are prepared. More than one million guests toured McDonald's kitchens across Latin America as part of our Open Doors program, and saw for themselves the care that goes into every burger, trench fry and McFlurry.

By leveraging the strengths of the McDonald's brand in our marketing initiatives and supporting our customers with affordable options across our menu, we achieved comparable sales growth of 9.9% and delivered 11.3% organic revenue growth in 2015 despite facing significant headwinds, including a weak economic environment, softer consumer spending and continued currency depreciation in our largest markets.

Our three-year strategy addresses these near-term challenges, while seizing the longer-term growth opportunities in our industry. As part of our ongoing commitment to build long-term shareholder value, we took some difficult, yet necessary measures in 2015 to strengthen our financial situation.

We created a more efficient and nimble organization by streamlining our corporate, divisional and country level cost structures. When we first laid out our plan to reduce costs in March 2015, we set ourselves a three-year timeline to achieve a 10% reduction in General and Administrative (G&A) expenses. We began 2016 with a lower year-over-year cost base and expect to achieve our G&A reduction target well ahead of schedule.

We are also seeing initial improvements in operational efficiency and restaurant level margins. During 2015 we rolled out a new forecasting and scheduling system in Brazil, which improves our restaurant level efficiency. This, combined with our initiatives to stimulate traffic and topline growth as well as a streamlined fixed cost structure, should lead to EBITDA margin improvement over the next several years.

With the largest footprint of any Quick Service Restaurant brand in Latin America, Arcos Dorados has a significant portfolio of real estate assets. In 2015 we began to redevelop a small number of real estate properties as part of a strategy to monetize the value of certain assets. We also began negotiating agreements to transfer the operation of some of our restaurants to our sub-franchisees.

Importantly, the agreements to date were all with existing franchisee-operators, which underscores their conviction in the long-term opportunity for the McDonald's brand in the region.

So far, we have signed agreements representing over half of our target and we expect these initiatives to strengthen our financial position as we reduce our net debt and dedicate proceeds to other purposes that enhance shareholder value.

Given the current environment and our focus on a financially disciplined approach to growth, we have slowed down new store openings and capital expenditures in the short term. By shifting some of our restaurant openings to sub-franchisees, we have instead been able to modernize many of our existing restaurants.

I have been a part of the McDonald's system for nearly 30 years and am proud to have been appointed Chief Executive Officer, effective October 2015. I am honored to lead this network of outstanding employees, suppliers and franchisees, all committed to delivering the best McDonald's experience possible to our customers.

Our employees are the face of the Arcos Dorados family and we are thrilled that 26 of our restaurant managers across 10 Latin American countries won the prestigious Ray Kroc Award, which recognizes the top performing McDonald's restaurant managers globally.

Whether we're giving a teenager their first job or a new manager the skills required to run one of our more than 2,100 restaurants, we are committed to providing learning, training and development opportunities to the more than 90,000 employees in our company-owned and franchised restaurants.

Likewise, we are also focused on fostering deep connections in the communities where we operate. In 2015, we distributed approximately eight million books alongside Happy Meal orders, making Arcos Dorados the largest children's book distributor in Latin America. Families are at the heart of our business, and so we are pleased to combine the fun of the Happy Meal with more family reading time.

Our broad experience in every type of operating environment and tested marketing strategies equip us for near-term challenges.

There is much more potential we can capture in Latin America and we have a clear plan for growth. We began 2016 in a stronger positon and I am confident the continued execution of our long-term strategy will result in sustained, profitable growth for our company and its shareholders.

Thank you for your continued support.

Sincerely,

/s/ Sergio Alonso

Sergio Alonso

Chief Executive Officer

Item 2

NOTICE OF 2016 ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) are invited to the 2016 Annual General Shareholders’ Meeting to be held on April 25, 2016, at 9:00 a.m. (Montevideo local time) at the Company’s office located at Dr. Luís Bonavita 1294, 5TH Floor office 501, World Trade Center Free Zone, Montevideo, Uruguay, 11300, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the Executive Chairman of the Board.

2.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2015, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2015. (Proposal 1)

3.	Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2016. (Proposal 2)

4.	Election of the following persons as Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2019. (Proposal 3)

a.	Mr. Annette Franqui

b.	Mr. Carlos Hemandez-Artigas

Each of Mrs. Franqui and Mr. Hernandez-Artigas, currently serve on the board of directors of the Company and are standing for re-election. Their biographies are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: The Board of Directors has fixed the close of business on March 21, 2016 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 8:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Executive Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 5:00pm (EST) on April 21, 2016. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Kieran Walsh, B.V.I. Direct: + 1 345 814 5353 (email: kieran.walsh@maplesandcalder.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 1, 2016 to April 21, 2016 inclusive; and at the Company’s principal executive offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Mr. Juan David Bastidas/ Mrs. Maria Cecilia Aicardi, on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 1, 2016 to April 21, 2016 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/lg

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board
/s/ Woods Staton
Woods Staton
Executive Chairman of the Board of Directors
Dated: March 10, 2016

Mrs. ANNETTE FRANQUI'S BIOGRAPHY

Mrs. Franqui has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Mrs. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Mrs. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is currently a board member of Axionlog Cold Solutions, Latam LLC, and, on a volunteer basis, AARP.

Mr. CARLOS HERNANDEZ-ARTIGAS' BIOGRAPHY

Mr. Hernandez-Artigas has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee. He graduated from Universidad Panamericana, Escuela de Derecho in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernandez-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is an advisor at Big Sir Partners in Miami, Florida and is currently a board member of Wireless WERX Inc., and dba iinside, a technology company in Anaheim, California.

ARCOS DORADOS HOLDINGS INC. LUIS BONAVITA 1294, 5TH FLOOR OFFICE 501 WORLD TRADE CENTER FREE ZONE MONTEVIDEO, URUGUAY 11300

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
SHAREHOLDER MEETING REGISTRATION: To vote and/or attend the meeting, go to “shareholder meeting registration” link at www.proxyvote.com.
TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
E05940-P78327	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
ARCOS DORADOS HOLDINGS INC.		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:
3. Election of the following persons as Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2019.

Nominees:
01) Mrs. Annette Franqui 02) Mr. Carlos Hernandez-Artigas
Each of Mrs. Franqui and Mr. Hernandez currently serve on the Board of Directors of the Company and are standing for re-election. Their biographies are enclosed.
The Board of Directors recommends you vote FOR the following proposals:							For	Against	Abstain
1. Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2015, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2015.
2. Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ending December 31, 2016.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice of Annual Meeting is available at www.proxyvote.com.

E05941-P78327

ARCOS DORADOS HOLDINGS INC.

Annual General Meeting of Shareholders

April 25, 2016 9:00 AM

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Woods Staton, Executive Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of ARCOS DORADOS HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 9:00 AM, (Montevideo Time) on April 25, 2016, at Luis Bonavita 1294, 5th Floor Office 501, World Trade Center Free Zone, Montevideo, Uruguay 11300, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side